UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

On May 7, 2025, the Hong Kong subsidiary of AGM Group Holdings Inc. (the “Company”), AGM Technology Limited (“AGM HK”), completed the previously announced sale of all shares of Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”), a wholly-owned subsidiary of AGM HK primarily producing high-performance hardware and computing equipment, to Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) pursuant to an equity purchased agreement, dated May 6, 2025 (the “Equity Transfer Agreement”). Pursuant to the Equity Transfer Agreement, Giant Electronics agreed to purchase Nanjing Lucun for a consideration of USD57,450,000.

The unaudited pro forma financial information of the Company as of and for the year ended December 31, 2024 and for the year then ended is filed as Exhibit 99.1 to this report.

Exhibit Index

Exhibit No.	Description
99.1	AGM Group Holdings Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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